Exhibit 99.1

PRESS RELEASE

MeaTech Granted Patent for Physical Manipulation of Cultured Muscle Tissue

The patent, issued in Australia, is based on systems and methods for enhancing muscle fiber formation to develop high-quality meat

Rehovot, Israel, June 9, 2022 – MeaTech 3D Ltd. (Nasdaq: MITC) (“MeaTech”), an international deep-tech food company at the forefront of the cultured meat industry, is pleased to announce that it has received its first patent out of several that are currently pending. The patent, granted by IP Australia, is based on the company’s development of systems and methods to apply external forces to muscle tissue that result in the development of high-quality complex structured meat.

One of the main challenges of producing structured meat is to enable the muscle tissue to mature with an enhanced fibrous texture that results in a mouthfeel with the right elasticity, density and taste. “Our patented systems and methods strengthen and enhance cultured muscle tissues in a way that mimics how a cow’s muscles are developed while it walks and grazes,” said Dan Kozlovski, MeaTech’s Chief Technology Officer.

Arik Kaufman, MeaTech’s Chief Executive Officer: “We are excited about the first patent approval of our novel technology and processes. This achievement strengthens the company’s IP which we believe will help speed up MeaTech’s entry into the market as the leading producer of high-quality cultivated whole cuts of meat. We will also provide technology and services to third-party food-sector players.“

View our patent here: https://patentimages.storage.googleapis.com/bb/59/88/62caca3feb01a7/AU2020349580A1.pdf

About MeaTech

MeaTech is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “MITC”. MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to the US. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming that dramatically reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. With a modular factory design, MeaTech aims to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts.

For more information, please visit: https://meatech3d.com

Forward-Looking Statements
This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040